UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549
Form 6-K
REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2025                                          Commission File Number: 1-31402
CAE INC.
(Translation of registrant’s name into English)

8585 Cote de Liesse
Saint-Laurent, Quebec
Canada H4T 1G6
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F                         Form 40-F   X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAE Inc.

Date: May 22, 2025	By:	/s/ Mark Hounsell
	Name:	Mark Hounsell
	Title:	Chief Legal and Compliance Officer, and Corporate Secretary

EXHIBIT INDEX

99.1 Notice of Meeting and Record Date